Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Autohome Inc.

汽車之 家*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2518)

RECORD DATE FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Our Board announces that the record date for the purpose of determining the eligibility of the holders of our ordinary shares, par value US$0.0025 per share (the “Ordinary Shares”), to attend our forthcoming annual general meeting of shareholders (the “General Meeting”) will be as of close of business on Friday, May 27, 2022, Hong Kong time (the “Ordinary Shares Record Date”). In order to be eligible to attend the General Meeting, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Friday, May 27, 2022, Hong Kong time. All persons who are registered holders of the Ordinary Shares on the Ordinary Shares Record Date will be entitled to attend the General Meeting.

Holders of American depositary shares (the “ADSs”) issued by Deutsche Bank Trust Company Americas, as depositary of the ADSs, and representing our Ordinary Shares, may attend the General Meeting.

Details including the date and location of our General Meeting will be set out in our notice of General Meeting to be issued in due course.

By order of the Board
Autohome Inc.
Mr. Quan Long
Director, Chairman and Chief Executive Officer

Hong Kong, May 12, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Quan Long, Mr. Jun Lu, Dr. Jing Xiao and Mr. Zheng Liu as the directors, and Mr. Junling Liu, Mr. Tianruo Pu and Dr. Dazong Wang as the independent directors.

*	For identification purposes only